Exhibit 8.1

The following table sets forth a list of our subsidiaries.

Name of Subsidiary	Jurisdiction of Incorporation
Adira Energy Holding Corp.1	Ontario, Canada
Adira CBM Ltd.2	Israel
Adira Oil Technologies Ltd.2	Israel
Adira Energy Israel Ltd.2	Israel
Adira Energy Israel Services Ltd.2	Israel
Adira GeoGlobal Ltd.3	Israel

Notes:

1.	Adira Energy Holding Corp. is a wholly-owned direct subsidiary of the Registrant.
2.	These companies are second-tier wholly-owned indirect subsidiaries of the Registrant, which are held through Adira Energy Holding Corp.
3.	The Registrant holds an indirect 60% interest in Adira Energy GeoGlobal Ltd. through Adira Energy Holding Corp.